SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 6)

                    FLORIDA GAMING CORPORATION
                         (Name of Issuer)


              COMMON STOCK, PAR VALUE $.10 PER SHARE
                  (Title of Class of Securities)


                           340689 10 8
                          (CUSIP Number)


                         Roland M. Howell
                    Plaza Venetia; Suite 22A-B
                       555 N.E. 15th Street
                      Miami, Florida  33132
                          (305) 371-8080
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                        December 10, 1998
             (Date of Event Which Requires Filing of
                         This Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box. /__/

Check the following box if a fee is being paid with this statement. /__/


CUSIP No. 340689 10 8                     13D/A        Page 2 of 6 Pages



1  NAME OF REPORTING PERSON                             Roland M. Howell
   SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON     ###-##-####

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  [X]
                                                     (b)  [ ]

3  SEC USE ONLY

4  SOURCE OF FUNDS*                                     OO


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                         [ ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION                         U.S.


NUMBER OF               7       SOLE VOTING POWER                10,000
SHARES
BENEFICIALLY            8       SHARED VOTING POWER             494,169(1)
OWNED BY EACH
REPORTING               9       SOLE DISPOSITIVE POWER           10,000
PERSON WITH
                        10      SHARED DISPOSITIVE POWER        494,169(1)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        Roland Howell beneficially owns 504,169(1) shares.

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                        [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          8.3%

14  TYPE OF REPORTING PERSON*                                   IN


(1) Includes 296,669 shares of the Issuer's common stock issuable upon the conversion of 1,000 shares of the Issuer's Series F Convertible Preferred Stock (the "Series F Preferred Stock").

                   * SEE INSTRUCTIONS BEFORE FILLING OUT


CUSIP No. 340689 10 8                   13D/A         Page 3 of 6 Pages



1  NAME OF REPORTING PERSON                             Dorothy V. Howell
   SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON     ###-##-####

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  [X]
                                                     (b)  [ ]

3  SEC USE ONLY

4  SOURCE OF FUNDS*                                             OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                         [ ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION                         U.S.


NUMBER OF               7       SOLE VOTING POWER               145,000
SHARES
BENEFICIALLY            8       SHARED VOTING POWER             494,169(1)
OWNED BY EACH
REPORTING               9       SOLE DISPOSITIVE POWER          145,000
PERSON WITH
                        10      SHARED DISPOSITIVE POWER        494,169(1)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    Dorothy V. Howell beneficially owns 639,169(1) shares.

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                        [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          10.5%

14  TYPE OF REPORTING PERSON*                                   IN


(1) Includes 296,669 shares of the Issuer's common stock issuable upon the conversion of 1,000 shares of the Series F Preferred Stock.

                   * SEE INSTRUCTIONS BEFORE FILLING OUT

     Reference is hereby made to that certain Schedule 13D dated October 7, 1993, as previously amended, (the "Schedule"), filed by Roland M. Howell and Dorothy V. Howell, (collectively, the "Howells") with respect to the common stock, par value $.10 per share (the "Common Stock") of Florida Gaming Corporation, a Delaware corporation (the "Issuer"). The Schedule is hereby amended to add the following information to the items indicated. Unless otherwise indicated, defined terms have the same meaning as set forth in the Schedule.

     Item 3.  Source and Amount of Funds or Other Consideration.

          The consideration used to purchase the shares reported in Item 5(c) below was the cancellation of $1,000,000 of principal indebtedness owed by Freedom Financial Corporation
("Freedom") to Mr. and Mrs. Howell.

     Item 4.  Purpose of Transaction.

          On December 9, 1998, Interstate Capital Corporation ("Interstate"), a wholly-owned subsidiary of Freedom, was merged with and into Freedom, which survived the merger. Interstate owned all of the 2,000 issued and outstanding shares of the Series F Preferred Stock. On December 10, 1998, Freedom sold, assigned and transferred 1,000 shares of Series F Preferred Stock to Mr. and Mrs. Howell as consideration for the cancellation of $1,000,000 of principal indebtedness owed by Freedom to the Howells. Each share of Series F Preferred Stock is immediately convertible into 296.6689 shares of the Issuer's Common Stock.

     Item 5.  Interest in Securities of the Issuer.

          (a) The Howells beneficially own, jointly, 494,169 shares of Common Stock, which includes 296,669 shares of Common Stock issuable upon the conversion of 1,000 shares of the Series F Preferred Stock. Dorothy V. Howell owns, individually, 145,000 shares of Common Stock, and Roland M. Howell owns, individually, 10,000 shares of Common Stock. Roland M. Howell disclaims beneficial ownership of the 145,000 shares of Common Stock owned individually by Dorothy V. Howell and Dorothy V. Howell disclaims beneficial ownership of the 10,000 shares of Common Stock owned individually by Roland M. Howell.

          (b) Roland M. Howell beneficially owns 504,169 shares of Common Stock, which represents 8.3% of the Issuer's Common Stock. This amount includes 296,669 shares of Common Stock issuable upon the conversion of 1,000 shares of the Series F Preferred Stock. Roland M. Howell has shared voting power and shared dispositive power with respect to 494,169 shares of Common Stock, which includes 296,669 shares of Common Stock issuable upon the conversion of 1,000 shares of the Series F Preferred Stock, and sole voting and dispositive powers with respect to 10,000 shares of Common Stock.

          Dorothy V. Howell beneficially owns 639,169 shares of Common Stock, which represents 10.5% of the Issuer's outstanding Common Stock. This amount includes 296,669 shares of Common Stock issuable upon the conversion of 1,000 shares of the Series F Preferred Stock. Dorothy V. Howell has shared voting power and shared dispositive power with respect to 494,169 shares of Common Stock, which includes 296,669 shares of Common Stock issuable upon the conversion of 1,000 shares of the Series F Preferred Stock, and sole voting and dispositive powers with respect to 145,000 shares of Common Stock.

          (c) Description of Transactions in the Class of Reported Securities that were Effected During the Past Sixty
Days: On November 20, 1998, Roland M. and Dorothy V. Howell jointly purchased on the open market 2,500 shares of the Issuer's
Common Stock at a price per share of $0.50.  On December 10, 1998,
Freedom sold, assigned and transferred 1,000 shares of Series F
Preferred Stock to Roland M. and Dorothy V. Howell in consideration for the cancellation of $1,000,000 of principal indebtedness owed by Freedom to the Howells. Each share of Series F Preferred Stock is immediately convertible into 296.6689 shares of the Issuer's Common Stock.

          (d)  Not applicable.

          (e)  Not applicable.

     Item 6.  Contracts, Arrangements, Understandings or
Relationships with Respect to the Securities of the Issuer.

     On November 20, 1998, Freedom signed a promissory note for indebtedness owed to Roland M. and Dorothy V. Howell in the amount of $90,000 (the "Freedom Promissory Note"). The Freedom Promissory Note states that it is secured by a pledge of 50,000 shares of the Issuer's Common Stock owned by Freedom. Roland Howell is a director of the Issuer.

     On December 10, 1998, the Howells cancelled the promissory note from Interstate to the Howells dated January 14, 1998 in the amount of $300,000 (the "Interstate Promissory Note"). The Interstate Promissory Note was a portion of the $1,000,000 of indebtedness cancelled by the Howells in exchange for the 1,000 shares of Series F Preferred Stock as described in this Schedule.

     Items 7.  Material to be Filed as Exhibits.

     Exhibit 99.1    Joint Acquisition Statement.

     Exhibit 99.2   Promissory Note dated November 20, 1998, from
                    Freedom Financial Corporation to Roland M.
                    Howell and Dorothy V. Howell, with attached executed irrevocable stock power.


                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


/s/ Dorothy V. Howell              /s/ Roland M. Howell
Dorothy V. Howell                  Roland M. Howell

Date: December 17, 1998            Date: December 17, 1998

                        Index to Exhibits

Exhibit

   99.1        Joint Acquisition Statement.

   99.2        Promissory Note dated November 20, 1998, from
               Freedom Financial Corporation to Roland M. Howell and Dorothy V. Howell, with attached executed irrevocable stock power.